UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

  37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

Globant S.A. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release, dated May 9, 2019, entitled “Globant Reports 2019 First Quarter Financial Results—Solid Revenue Growth with Robust Operating Performance.”

The consolidated statement of profit or loss and other comprehensive income, consolidated statement of financial position, supplemental non-IFRS financial information and schedule of supplemental information contained in the press release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602 and 333-211835), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ JUAN URTHIAGUE
		Name:	Juan Urthiague
		Title:	Chief Financial Officer

Date: May 9, 2019